[redacted]

08027991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 29 2008
503

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza 1000 at Main Street, Suite 200
(No. and Street)

Voorhees	New Jersey	08023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey deKrafft 856-751-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldenberg Rosenthal, LLP
(Name – *if individual, state last, first, middle name*)

101 West Avenue	Jenkintown	Pennsylvania	19046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/08

OATH OR AFFIRMATION

I, Harvey deKrafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Harvey R. de Krafft
Signature

Managing Director
Title

TERRY A DORSEY - WILLIAMS
Notary Public of New Jersey
No. 2074116
Commission Expires July 12, 2011

Terry A. Dorsey Williams
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(x) (o) Independent auditor's report on internal control structure required by SEC Rule 17A-5 for a broker dealer, claiming an exemption from Rule 15c3-3.

STURDIVANT & CO., INC.

Statements of Financial Condition

Years Ended December 31, 2007 and 2006

PUBLIC DOCUMENT

In accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

GR GROUP GOLDENBERG ROSENTHAL, LLP
BUSINESS ADVISORS · CERTIFIED PUBLIC ACCOUNTANTS

101 West Avenue | Jenkintown, PA 19046-0458
215-881-8800 | FAX: 215-881-8801 | www.grgrp.com

STURDIVANT & CO., INC.

TABLE OF CONTENTS

GOLDENBERG ROSENTHAL, LLP
GROUP
BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS
Servicing Clients Since 1919

Located in Metropolitan Philadelphia
101 West Avenue • PO Box 458
Jenkintown, PA 19046-0458

215•881•8800
856•354•6054
215•881•8801 Fax
www.grgrp.com

Independent Auditor's Report

February 27, 2008

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

We have audited the accompanying statements of financial condition of STURDIVANT & CO., INC. as of December 31, 2007 and 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STURDIVANT & CO., INC. as of December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldenberg Rosenthal, LLP

Jenkintown, Pennsylvania

STURDIVANT & CO., INC.
STATEMENTS OF FINANCIAL CONDITION

		December 31	
ASSETS		**2007**	2006
Assets			
Cash and cash equivalents		**$ 739,216**	$ 995,284
Receivable from clearing broker		**187,945**	152,399
Investment advisory fees receivable		**12,387**	9,950
Marketable securities owned		**424,081**	-
Prepaid expenses and other assets		**-**	6,233
Total Assets		**$ 1,363,629**	$ 1,163,866
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Accounts payable and accrued expenses		**$ 173,729**	$ 62,753
Profit-sharing contributions payable		**96,310**	8,536
Note payable to NASD		**-**	2,505
Total liabilities		**270,039**	73,794
Commitments and Contingencies			
Stockholder's equity			
Common stock, no par value			
Authorized	1,000 shares		
Issued	594.22 shares	**99,361**	99,361
Additional paid-in capital		**2,770,877**	2,770,877
Deficit		**(126,648)**	(130,166)
		2,743,590	2,740,072
Less treasury stock, at cost	59.36 shares	**1,650,000**	1,650,000
Total stockholder's equity		**1,093,590**	1,090,072
Total Liabilities and Stockholder's Equity		**$ 1,363,629**	$ 1,163,866

See notes to financial statements

NOTE 1 – ORGANIZATION AND OPERATIONS

Sturdivant & Co., Inc. (the "Company") is a broker-dealer located in Voorhees, New Jersey. Its operations consist primarily of securities transactions on an agency basis and investment advisory services. The Company introduces all of its customers' securities transactions to clearing brokers on a fully-disclosed basis. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of S&D Financial Holdings, LLC ("S&D"). The two officers of the Company are the sole members of S&D.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly-liquid investments with original maturities of 90 days or less.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Double-declining balance
Computer equipment	5 years	Double-declining balance

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable.

Investment Advisory Fee Revenues

The Company records investment advisory fee revenue in accordance with the terms of the related investment management agreements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis plus deferred taxes for operating losses that are available to offset future taxable income. The Company evaluates the realization of deferred tax assets resulting from net operating losses available to offset future income.

The Company is a C corporation under the Internal Revenue Code.

Treasury Stock

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statements of financial condition.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – MARKETABLE SECURITIES OWNED

During the year ended December 31, 2007, the Company invested in certain publicly traded securities. Marketable securities owned as of December 31, 2007 consist of trading and investment securities at market values as follows:

	Market Value	Cost
Exchange traded funds	$ 380,470	$ 380,424
Corporate stocks	38,229	47,404
Fixed rate capital securities	5,382	5,362
	$ 424,081	$ 433,190

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007 and 2006 is as follows:

	2007	2006
Furniture and fixtures	$ 212,808	$ 212,808
Computer equipment	27,727	27,727
	240,535	240,535
Less accumulated depreciation and amortization	240,535	240,535
	$ -	$ -

NOTE 5 – LINES OF CREDIT

In May 2006, the Company obtained a $350,000 line-of-credit from a bank. Borrowings are secured by assets deposited with the bank and by guarantees of S&D and its members. Borrowings under the line-of-credit accrue interest at the prime rate minus 0.75% (prime was 7.25% as of December 31, 2007). Interest is payable monthly and all principal and accrued interest is due and payable on May 23, 2008. The Company is also required to pay down the outstanding balance to a maximum of $100 for 30 consecutive days annually. The line-of-credit expires on May 23, 2008.

In May 2007, the Company obtained a $250,000 line-of-credit from a bank. Borrowings are secured by assets deposited with the bank and by a personal guarantee of the majority member of S&D. Borrowings under the line-of-credit accrue interest at the LIBOR rate plus 2.03% (LIBOR was 4.60% as of December 31, 2007). Interest is payable monthly and borrowings are due on demand. The line-of-credit expires on May 14, 2008.

No borrowings were outstanding under the lines-of-credit as of December 31, 2007 and 2006.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has clearance agreements with four clearing brokers. Pursuant to the agreements with two of the brokers, the Company is required to maintain minimum net capital of $75,000 and $150,000, respectively. S&D's members have provided personal guarantees under the agreements with two of its clearing brokers.

The Company has a $500,000 irrevocable standby letter-of-credit ("LOC") with a bank. The LOC is payable on demand in the event the Company defaults on its contractual obligations related to a clearing agreement. The LOC is secured by assets deposited with the bank. No advances were outstanding on the LOC as of December 31, 2007 or 2006.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

The Company is obligated under operating leases for office space, which expire in February 2008 and September 2010. The leases contain a provision requiring the Company to pay property taxes and certain operating expenses, which exceed base period amounts.

Scheduled future minimum lease payments as of December 31, 2007 are as follows:

Year Ending December 31	
2008	$ 41,465
2009	41,864
2010	32,308
	$ 115,637

In the normal course of business, the Company enters into underwriting commitments. As of December 31, 2007 and 2006, there were no open underwriting commitments.

NOTE 7 – NOTE PAYABLE TO NASD

The Company signed a promissory note in 2005 to pay a penalty assessed by the NASD over a two-year period. Under the terms of the agreement, amounts were payable in equal monthly installments of $515, at a fixed interest rate of 9%. The final payment on the loan was made during 2007. Amounts payable to the NASD under this agreement as of December 31, 2007 and 2006 totaled $-0- and $2,505, respectively.

NOTE 8 – 401(k) PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan covering substantially all of its employees who meet certain eligibility requirements. Matching contributions by the Company to the plan can be made at the discretion of the Board of Directors. In addition, the plan has a profit-sharing feature, contributions to which are also at the discretion of the Board of Directors.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007 and 2006, the Company's net capital was $1,029,822 and $974,671, respectively, which was $929,822 and $874,671, respectively, in excess of its minimum requirements of $100,000.

NOTE 10 – INCOME TAXES

As of December 31, 2006, the Company had a net operating loss carryforward for federal income tax purposes of approximately $47,000. The net operating loss carryforward was utilized in full in 2007.

The Company had provided a valuation allowance against its net deferred tax assets as of December 31, 2006 as follows:

	2007	2006
Deferred tax assets	$ -	$ 10,178
Valuation allowance	-	(10,178)
	$ -	$ -

The valuation allowance decreased $10,178 and $2,005 for the years ended December 31, 2007 and 2006, respectively.

NOTE 11 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 12 – OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Pursuant to the four clearance agreements mentioned in Note 6, the Company introduces all of its customers' securities transactions to these clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of these clearing brokers. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying customer accounts introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts introduced by the Company.

All clearing broker receivables as of December 31, 2007 and 2006 were due from two brokers.

During the years ended December 31, 2007 and 2006, the Company maintained its cash and cash equivalents at two financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures the accounts at one institution up to $100,000. Cash and cash equivalents maintained at the other institution are insured by Securities Investor Protection Corporation ("SIPC") and a separate excess SIPC bond issued by another insurance company.

NOTE 13 – MANAGEMENT FEE

Accounts payable and accrued expenses includes a management fee to the Company's parent, S&D, of $90,000 and $-0- as of December 31, 2007 and 2006, respectively.

GOLDENBERG ROSENTHAL, LLP
GROUP
BUSINESS ADVISORS • CERTIFIED PUBLIC ACCOUNTANTS
Servicing Clients Since 1919

Located in Metropolitan Philadelphia
101 West Avenue • PO Box 458
Jenkintown, PA 19046-0458

215•881•8800
856•354•6054
215•881•8801 Fax
www.grgrp.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 27, 2008

Stockholder
Sturdivant & Co., Inc.
Voorhees, New Jersey

In planning and performing our audits of the financial statements and supplementary information of STURDIVANT & CO., INC. (the "Company") for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Members: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants
PKF North American Network and correspondent of PKF International, an association of legally independent firms

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Goldenberg Rosenthal, LLP

Jenkintown, Pennsylvania

END